Agora, Inc. Reports Fourth Quarter and Fiscal Year 2023 Financial Results

SANTA CLARA, Calif., February 26, 2024 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2023.

“We ended 2023 with strong financial results in the fourth quarter, as we delivered sequential quarterly revenue growth and a non-GAAP net income of $1.4 million, achieving quarterly profitability on the non-GAAP basis for the first time in more than three years. This demonstrates the resilience of our business amid a very challenging operating environment, as well as our continued discipline and efforts in optimizing our cost structure,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “During the past two years, we returned approximately $104.3 million to shareholders through share repurchases, reducing our share count by more than 18%. We are pleased to announce that our board has authorized another 12-month extension of our $200 million share repurchase program, which is a vote of confidence in our financial strength and long-term growth prospect.”

Fourth Quarter 2023 Highlights

•
Total revenues for the quarter were $36.0 million, a decrease of 10.2% from $40.1 million in the fourth quarter of 2022.
•
Agora: $15.3 million for the quarter, a decrease of 3.2% from $15.8 million in the fourth quarter of 2022.
•
Shengwang: RMB148.3 million ($20.7 million) for the quarter, a decrease of 13.9% from RMB172.3 million ($24.3 million) in the fourth quarter of 2022, or a decrease of 9.6% from RMB164.0 million ($23.1 million) in the fourth quarter of 2022 if excluding revenue from the disposed Customer Engagement Cloud (“CEC”) business.
•
Active Customers
•
Agora: 1,683 as of December 31, 2023, an increase of 18.4% from 1,422 as of December 31, 2022.
•
Shengwang: 4,144 as of December 31, 2023, an increase of 11.8% from 3,705 as of December 31, 2022.
•
Dollar-Based Net Retention Rate
•
Agora: 93% for the trailing 12-month period ended December 31, 2023.
•
Shengwang: 82% for the trailing 12-month period ended December 31, 2023 (excluding revenues from terminated businesses due to regulatory changes in the education sector).
•
Net loss for the quarter was $2.6 million, compared to net loss of $35.1 million in the fourth quarter of 2022. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net income for the quarter was $1.4 million, compared to the non-GAAP net loss of $15.7 million in the fourth quarter of 2022.
•
Adjusted EBITDA for the quarter was negative $2.0 million, compared to negative $8.5 million in the fourth quarter of 2022.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of December 31, 2023 was $371.8 million.
•
Net cash generated from operating activities for the quarter was $3.7 million, compared to net cash used in operating activities of $4.6 million in the fourth quarter of 2022. Free cash flow for the quarter was $3.4 million, compared to negative $6.1 million in the fourth quarter of 2022.

Fiscal Year 2023 Highlights

•
Total revenues in 2023 were $141.5 million, a decrease of 11.9% from $160.7 million in 2022.
•
Agora: $61.0 million in 2023, a decrease of 2.4% from $62.5 million in 2022.
•
Shengwang: RMB567.1 million ($80.5 million) in 2023, a decrease of 14.0% from RMB659.4 million ($98.2 million) in 2022, or a decrease of 9.1% from RMB623.7 million ($92.8 million) in 2022 if excluding revenue from the disposed CEC business.
•
Net loss in 2023 was $87.2 million, compared to net loss of $120.4 million in 2022. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss in 2023 was $29.9 million, compared to non-GAAP net loss of $71.1 million in 2022.
•
Adjusted EBITDA in 2023 was negative $19.5 million, compared to negative $56.6 million in 2022.
•
Net cash used in operating activities in 2023 was $13.6 million, compared to $52.4 million in 2022. Free cash flow in 2023 was negative $14.5 million, compared to negative $56.5 million in 2022.

Fourth Quarter 2023 Financial Results

Revenues

Total revenues were $36.0 million in the fourth quarter of 2023, a decrease of 10.2% from $40.1 million in the same period last year. Revenues of Agora were $15.3 million in the fourth quarter of 2023, a decrease of 3.2% from $15.8 million in the same period last year, primarily due to the decrease in usage from certain customers in emerging markets due to their tightening financing conditions. Revenues of Shengwang were RMB148.3 million ($20.7 million) in the fourth quarter of 2023, a decrease of 13.9% from RMB172.2 million ($24.3 million) in the same period last year, primarily due to the change of macroeconomic conditions and the disposal of the CEC business in the first quarter of 2023.

Cost of Revenues

Cost of revenues was $13.4 million in the fourth quarter of 2023, a decrease of 15.0% from $15.7 million in the same period last year, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $22.7 million in the fourth quarter of 2023, a decrease of 7.1% from $24.4 million in the same period last year. Gross margin was 62.9% in the fourth quarter of 2023, an increase of 2.1% from 60.8% in the same period last year, mainly due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $31.2 million in the fourth quarter of 2023, a decrease of 26.8% from $42.7 million in the same period last year.

•
Research and development expenses were $16.3 million in the fourth quarter of 2023, a decrease of 23.3% from $21.3 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $3.7 million in the fourth quarter of 2022 to $2.0 million in the fourth quarter of 2023.
•
Sales and marketing expenses were $7.1 million in the fourth quarter of 2023, a decrease of 42.1% from $12.2 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.
•
General and administrative expenses were $7.9 million in the fourth quarter of 2023, a decrease of 14.7% from $9.2 million in the same period last year, primarily due to decreased professional services expenses and a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.8 million in the fourth quarter of 2022 to $1.2 million in the fourth quarter of 2023.

Other Operating Income

Other operating income was $0.2 million in the fourth quarter of 2023, compared to $0.1 million in the same period last year, primarily due to increase in government subsidies.

Loss from Operations

Loss from operations was $8.4 million in the fourth quarter of 2023, compared to $30.1 million in the same period last year.

Interest Income

Interest income was $4.8 million in the fourth quarter of 2023, compared to $3.2 million in the same period last year, primarily due to the increase in interest rates.

Other income

Other income was $1.1 million in the fourth quarter of 2023, primarily due to the income of incentive payments from a depositary bank, whereas there were no material transactions in the same period last year.

Net Loss

Net loss was $2.6 million in the fourth quarter of 2023, compared to $35.1 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.03 in the fourth quarter of 2023, compared to $0.32 in the same period last year.

Fiscal Year 2023 Financial Results

Revenues

Total revenues in 2023 were $141.5 million, a decrease of 11.9% from $160.7 million in 2022. Revenues of Agora were $61.0 million in 2023, a decrease of 2.4% from $62.5 million in 2022, primarily due to the decrease in usage from and pricing to certain customers in emerging markets due to their tightening financing conditions. Revenues of Shengwang were RMB567.1 million ($80.5 million) in 2023, a decrease of 14.0% from RMB659.4 million ($98.2 million) in 2022, primarily due to the change of macroeconomic conditions, fast evolving regulations in certain downstream markets and the disposal of the CEC business in the first quarter of 2023.

Cost of Revenues

Cost of revenues in 2023 was $52.1 million, a decrease of 15.0% from $61.2 million in 2022, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit in 2023 was $89.5 million, a decrease of 10.0% from $99.4 million in 2022. Gross margin in 2023 was 63.2%, an increase of 1.3% from 61.9% in 2022 mainly due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses in 2023 were $146.6 million, a decrease of 29.2% from $206.9 million in 2022.

•
Research and development expenses in 2023 were $77.7 million, a decrease of 32.2% from $114.5 million in 2022, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $18.1 million in 2022 to $12.7 million in 2023.
•
Sales and marketing expenses in 2023 were $34.0 million, a decrease of 36.8% from $53.8 million in 2022, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $6.1 million in 2022 to $4.1 million in 2023.
•
General and administrative expenses in 2023 were $35.0 million, a decrease of 9.6% from $38.7 million in 2022, primarily due to decreased professional services expenses and a decrease in personnel costs as the Company optimized its global workforce.

Other Operating Income

Other operating income in 2023 was $1.7 million, compared to $3.7 million in 2022, the majority of which came from government subsidies in both periods.

Impairment of Goodwill

An impairment of goodwill for $31.9 million was identified and recorded in the second quarter of 2023, primarily related to the negative impact on market demands because of a challenging global macroeconomic environment and regulatory changes in certain sectors. An impairment of goodwill for $11.9 million was identified and recorded in the fourth quarter of 2022, primarily related to Easemob as the financial performance of customer engagement cloud business fell below original expectations.

Loss from Operations

Loss from operations in 2023 was $87.3 million, compared to $115.8 million in 2022.

Interest Income

Interest income in 2023 was $18.8 million, compared to $9.6 million in 2022, primarily due to the increase in interest rate.

Investment Loss

Investment loss was $19.8 million in 2023, compared to $8.8 million in 2022, primarily due to the fair value decrease in an equity investment of $7.0 million and impairment losses on investments in certain private companies of $12.5 million.

Net Loss

Net loss in 2023 was $87.2 million, compared to net loss of $120.4 million in 2022.

Net Loss per ADS attributable to ordinary shareholders

Net loss per ADS attributable to ordinary shareholders in 2023 was $0.88, compared to $1.08 in 2022.

Share Repurchase Program

During the three months ended December 31, 2023, the Company repurchased approximately 14.1 million of its class A ordinary shares (equivalent to approximately 3.5 million ADSs) for approximately US$10.0 million under its share repurchase program, representing 5% of its US$200 million share repurchase program.

As of December 31, 2023, the Company had repurchased approximately 113.8 million of its class A ordinary shares (equivalent to approximately 28.5 million ADSs) for approximately US$104.3 million under its share repurchase program, representing 52% of its US$200 million share repurchase program.

As of December 31, 2023, the Company had 368.8 million ordinary shares (equivalent to approximately 92.2 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The board of directors has authorized an extension of the existing share repurchase program through February 28, 2025, with all other terms remaining unchanged.

Financial Outlook

Based on currently available information, the Company expects total revenues for the first quarter of 2024 to be between $32 million and $34 million. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on February 26, 2024. Details for the conference call are as follows:

Event title: Agora, Inc. 4Q 2023 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/p29mk9bu

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BI4b1e0c6631eb43448b9f00444ac7cff4

Please visit the Company’s investor relations website at https://investor.agora.io on February 26, 2024 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	36,894	45,673
Short-term bank deposits	86,924	334,537
Short-term financial products issued by banks	84,853	33,359
Short-term investments	7,983	14,143
Accounts receivable, net	34,668	32,803
Prepayments and other current assets	9,059	7,326
Contract assets	1,048	634
Held-for-sale assets	-	17,004
Total current assets	261,429	485,479
Property and equipment, net	22,708	12,946
Operating lease right-of-use assets	4,011	2,344
Intangible assets	1,274	2,727
Goodwill	-	31,928
Long-term bank deposits	143,127	-
Long-term financial products issued by banks	20,000	39,000
Long-term investments	43,893	55,159
Land use right, net	167,246	-
Prepayment for land use right	-	168,244
Other non-current assets	10,907	2,888
Total assets	674,595	800,715

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	12,996	10,103
Advances from customers	7,765	8,352
Taxes payable	906	1,867
Current operating lease liabilities	2,447	1,932
Accrued expenses and other current liabilities	32,777	47,011
Held-for-sale liabilities	-	2,388
Total current liabilities	56,891	71,653
Long-term payable	3	55
Long-term operating lease liabilities	1,726	340
Deferred tax liabilities	196	407
Long-term borrowings	11,027	-
Total liabilities	69,843	72,455

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,138,346	1,134,704
Treasury shares, at cost	(79,716)	(41,815)

Accumulated other comprehensive loss	(10,027)	(7,994)
Accumulated deficit	(443,898)	(356,682)
Total shareholders’ equity	604,752	728,260
Total liabilities and shareholders’ equity	674,595	800,715

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Real-time engagement service revenues	32,300	37,766	133,098	152,886
Real-time engagement on-premise solution and other revenues	3,741	2,352	8,440	7,784
Total revenues	36,041	40,118	141,538	160,670
Cost of revenues	13,370	15,727	52,063	61,247
Gross profit	22,671	24,391	89,475	99,423
Operating expenses:
Research and development	16,310	21,255	77,666	114,502
Sales and marketing	7,055	12,189	33,958	53,769
General and administrative	7,876	9,232	34,976	38,671
Total operating expenses	31,241	42,676	146,600	206,942
Other operating income	214	104	1,729	3,697
Impairment of goodwill	-	(11,941)	(31,928)	(11,941)
Loss from operations	(8,356)	(30,122)	(87,324)	(115,763)
Exchange gain (loss)	40	(52)	(151)	(5,021)
Interest income	4,810	3,168	18,816	9,636
Investment loss	(29)	(7,754)	(19,756)	(8,813)
Other income	1,099	-	1,649	-
Loss before income taxes	(2,436)	(34,760)	(86,766)	(119,961)
Income taxes	(99)	(279)	(422)	(663)
Equity in income (loss) of affiliates	(76)	(20)	(31)	244
Net loss	(2,611)	(35,059)	(87,219)	(120,380)
Net loss attributable to ordinary shareholders	(2,611)	(35,059)	(87,219)	(120,380)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,678	3,670	(3,419)	(9,856)
Gain (loss) on available-for-sale debt securities	-	(147)	1,385	(1,286)
Total comprehensive income (loss) attributable to ordinary shareholders	67	(31,536)	(89,253)	(131,522)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.03)	(0.32)	(0.88)	(1.08)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	379,033,868	439,557,186	398,384,385	446,426,914

Share-based compensation expenses included in:
Cost of revenues	46	146	621	906
Research and development expenses	2,027	3,713	12,696	18,055
Sales and marketing expenses	440	1,090	4,145	6,140
General and administrative expenses	1,197	1,770	7,150	7,262

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	(2,611)	(35,059)	(87,219)	(120,380)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation expenses	3,710	6,719	24,612	32,363
Allowance for current expected credit losses	1,688	1,694	7,046	5,391
Depreciation of property and equipment	1,416	2,266	7,096	9,497
Amortization of intangible assets	348	590	1,384	2,322
Amortization of land use right	853	-	3,165	-
Deferred tax expense (benefit)	(53)	(84)	(212)	(336)
Amortization of right-of-use asset and interest on lease liabilities	717	940	2,935	4,064
Investment loss	29	7,746	19,756	8,607
Interest income on debt securities and investments	-	(101)	(105)	(401)
Equity in loss (income) of affiliates	76	20	31	(244)
Loss (gain) on disposal of property and equipment	(1)	-	(11)	-
Impairment of goodwill	-	11,941	31,928	11,941
Return on investment from equity affiliates	21	-	21	-
Interest expense	20	-	20	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(1,244)	(1,488)	(9,100)	(8,033)
Contract assets	420	(66)	(522)	(564)
Prepayments and other current assets	(793)	(509)	(1,801)	(515)
Other non-current assets	(2,118)	34	(7,278)	3,146
Accounts payable	(393)	1,495	3,246	5,526
Advances from customers	76	587	(483)	1,371
Taxes payable	(355)	1,118	(1,157)	(391)
Operating lease liabilities	(780)	(877)	(2,649)	(4,212)
Deferred income	-	257	(160)	402
Accrued expenses and other liabilities	2,654	(1,863)	(4,154)	(1,934)
Net cash generated from (used in) operating activities	3,680	(4,640)	(13,611)	(52,380)
Cash flows from investing activities:
Purchase of short-term bank deposits	(31,924)	(20,000)	(219,445)	(424,627)
Purchase of short-term financial products issued by banks	-	(5,512)	(29,899)	(19,787)
Purchase of short-term investments	(2)	(6,645)	(791)	(14,650)
Proceeds from maturity of short-term bank deposits	33,000	104,056	467,058	538,765
Proceeds from maturity of short-term financial products issued by banks	9,212	-	17,522	3,549
Purchase of long-term bank deposits	-	(39,000)	(143,127)	(40,657)
Purchase of long-term financial products issued by banks	-	-	(20,000)	-
Purchase of long-term investments	-	(56)	(15)	(18,160)
Prepayment for long-term investments	-	-	-	(1,949)
Withdrawal of long-term investments	-	-	-	2,113

Purchase of property and equipment	(268)	(1,416)	(924)	(4,123)
Purchase of land use right	-	-	(5,133)	-
Deposit for land use rights purchase	-	-	-	(34,159)
Withdrawal of deposit for land use right purchase	-	-	-	34,159
Prepayment for land use right purchase	-	-	-	(171,592)
Purchase of construction in progress for the headquarters project	(6,466)	-	(10,792)	-
Cash received for business disposal	-	-	5,769	-
Disposal of property and equipment	5	-	92	-
Cash paid for a business combination	-	-	(3,680)	-
Return of investment from equity affiliates	8	56	8	56
Advance payment received for business disposal	-	7,000	-	7,000
Net cash provided by (used in) investing activities	3,565	38,483	56,643	(144,062)
Cash flows from financing activities:
Proceeds from long-term borrowings	10,909	-	10,909	-
Deposits received for business disposal	-	1,000	-	1,000
Deposits returned for business disposal	-	-	(1,000)	-
Proceeds from exercise of employees’ share options	44	126	634	1,096
Payment of financing cost	-	(738)	-	(2,111)
Repurchase of Class A ordinary shares	(10,082)	(18,296)	(62,911)	(41,135)
Net cash provided by (used in) financing activities	871	(17,908)	(52,368)	(41,150)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	481	408	(805)	(918)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,597	16,343	(10,141)	(238,510)
Cash balance recorded in held-for sale assets at beginning of period	-	(1,488)	1,488	(1,488)
Cash, cash equivalents and restricted cash at beginning of period *	28,577	30,972	45,827	285,825
Cash, cash equivalents and restricted cash at end of period **	37,174	45,827	37,174	45,827
Supplemental disclosure of cash flow information:
Income taxes paid	87	-	152	55
Interest paid	24	-	24	-
Cash payments included in the measurement of operating lease liabilities	780	877	2,649	4,212
Right-of-use assets obtained in exchange for operating lease obligations	500	-	4,588	198
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	116	90	116	90
Deposits utilized for employees’ share option exercises	-	6		13
Payables for property and equipment	12	227	12	227
Payables for construction in progress for the headquarters project	7,098	-	7,098	-
Payables for interest	11	-	11	-
Payables for treasury shares, at cost	211	680	211	680
* includes restricted cash balance	280	154	154	156
** includes restricted cash balance	280	154	280	154

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP net loss	(2,611)	(35,059)	(87,219)	(120,380)
Add:
Share-based compensation expenses	3,710	6,719	24,612	32,363
Acquisition related expenses	8	179	(392)	928
Financing related expenses	-	-	-	2,166
Amortization expenses of acquired intangible assets	345	556	1,380	2,224
Income tax related to acquired intangible assets	(53)	(84)	(212)	(336)
Impairment of goodwill	-	11,941	31,928	11,941
Non-GAAP net income (loss)	1,399	(15,748)	(29,903)	(71,094)

GAAP net loss	(2,611)	(35,059)	(87,219)	(120,380)
Excluding:
Exchange (gain) loss	(40)	52	151	5,021
Interest income	(4,810)	(3,168)	(18,816)	(9,636)
Investment loss	29	7,754	19,756	8,813
Equity in loss (income) of affiliates	76	20	31	(244)
Other income	(1,099)	-	(1,649)	-
Income taxes	99	279	422	663
Depreciation of property and equipment	1,416	2,266	7,096	9,497
Amortization of land use right	853	-	3,165	-
Share-based compensation expenses	3,710	6,719	24,612	32,363
Acquisition related expenses	8	179	(392)	928
Financing related expenses	-	-	-	2,166
Amortization expenses of acquired intangible assets	345	556	1,380	2,224
Impairment of goodwill	-	11,941	31,928	11,941
Adjusted EBITDA	(2,024)	(8,461)	(19,535)	(56,644)

Net cash generated from (used in) operating activities	3,680	(4,640)	(13,611)	(52,380)
Purchase of property and equipment	(268)	(1,416)	(924)	(4,123)
Free Cash Flow	3,412	(6,056)	(14,535)	(56,503)
Net cash provided by (used in) investing activities	3,565	38,483	56,643	(144,062)
Net cash provided by (used in) financing activities	871	(17,908)	(52,368)	(41,150)